The Dick and Bick Show
or...
There's more to gold exploration
than great geology

by Mark Borkowski

President of Evolving Gold Corp., Lawrence A. Dick, had struggled for years with this conundrum: How does a geologist balance running a public company with finding ore?

     Dick is a seasoned and successful geologist. Early in his career, he discovered the Golden Bear gold deposit in northern British Columbia, providing the Hunter Dickenson Group and Wheaton River Mines with their early start. As exploration manager for Chevron in Chile, Dick led the team that discovered the giant Collahuasi district copper/molybdenum deposits and the Can Can epithermal gold deposit (today Collahuasi is one of the largest copper producers in the world). He discovered copper and silver prospects in Chile, Peru and Bolivia for General Minerals. He recently identified and developed the San Jose deposit in Oaxaca as an exceptional gold and silver mine for Continuum Resources.

     But as president of Evolving Gold, Dick struggled. He was doing everything – routine corporate filings, answering investor phone calls, writing cheques, even calling the courier. He had no time to use what the company needed most, his geological genius. And the market was not interested in Evolving.

So he fired himself. Dick invited Robert Bick to take over as CEO so he could get on with geology.

     Bick is one of the most versatile business people I've run across. I've known him as the president of a software company, co-developer of a state-of-the-art problem-solving methodology, dealmaker and management consultant. His training? Robert is a classical flautist who spent 10 years performing and recording throughout Europe and North America. Go figure.

     Bick is an integral part of a Canadian business legend. A surplus of cucumbers on the family farm became the first 2,400 cases of pickles. The barn became a factory, and "Bick's" became a household name. Bick was involved in every aspect of the business – on the line, in the fields, on the road and in branch operations in Canada and overseas.

     I met Bick when we worked together to sell a competitive advertising business, which the Bick family owned, to A.C. Nielsen Co. (of Nielsen ratings fame).

     I asked Bick how he turned Evolving Gold around. "I had to remove Larry's distractions. I started by building an administrative team. We hired a CFO and an office manager to set up infrastructure and run the day-today business. I made sure Larry received the support he needed. Searching for gold is as much art as science and Larry is an artist. Artists need room to do their best work.

     "We levered Larry's effectiveness by hiring a senior research geologist from Newmont Gold. The addition of Dr. Quinton Hennigh gave Evolving Gold one of the most powerful geo teams among the junior exploration companies."

     Bick created a tagline for Evolving, "We've Got the Recipe for Finding Gold:" That recipe is great geologists.

     The Evolving team is working. Dick is handling the geology and Bick is managing the rest. The net result is a smoothly running operation with all the bases covered. The market has responded with confidence. Evolving

Gold just raised $3.6 million and the placement was oversubscribed. What a difference!

     The moral of this story is that great geology is just the beginning. You need a team empowered to address all aspects of the business-geology, admin, finance and investor relations-with savvy leadership. It seems to be working. As I write this article Evolving's share price has more than tripled since Dick invited Bick to join Evolving Gold (www evolvinggold.com).

Mark Borkowski is president of Toronto-based Mercantile Mergers & Acquisitions Corp., and can be contacted in confidence at mark@mercantilema.com.

June 2007 | Canadian Mining Journal | page 27

A .pdf version of this story can be found on our website at http://tinyurl.com/2qaavb

About Evolving Gold Corp.

Evolving Gold Corporation (TSX-V: EVG) (OTCBB: EVOGF)is an emerging exploration and development company focused on building value through the acquisition and exploration of world class prospective gold properties primarily in the southwestern United States.

Visit www.evolvinggold.com or contact our investor relations for more information.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

“Robert Bick”
Robert Bick
CEO and Director
Tel: 604 685 6375 or 1-866-604-3864
www.evolvinggold.com

FOR MORE INFORMATION, PLEASE CONTACT:
Evolving Gold Corp.
Bill Gillies, Investor Relations
billthepilot@evolvinggold.com
Direct (604) 639-0432
Toll free 1-866-604-3864

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
Philippe Deserres: pdeserres@renmarkfinancial.com

Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF